                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE TO-C

     Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                             Resource America, Inc.
                       ----------------------------------
                       (Name of Subject Company (issuer))

                     Resource America, Inc. (issuer/offeror)
--------------------------------------------------------------------------------
       (Names of Filing Persons (identifying status as offeror, issuer or other person))

                         Common Stock, $0.01 par value
                         -----------------------------
                         (Title of Class of Securities)

                                   761195 20 5
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                              Edward E. Cohen
                              Chairman and Chief Executive Officer
                              Resource America, Inc.
                              1521 Locust Street
                              Philadelphia, PA 19102
                              (215) 546-5005

         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                              Copy to:
                              J. Baur Whittlesey, Esq.
                              Ledgewood Law Firm, P.C.
                              1521 Locust Street
                              Philadelphia, PA 19102
                              (215) 731-9450

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                                  Amount of filing fee
--------------------------------------------------------------------------------

                                                                N/A

--------------------------------------------------------------------------------
*Set forth the amount on which the filing fee is calculated and state how it was determined.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: _____________________

         Form or Registration No.: ___________________

         Filing Party: _______________________________

         Date Filed: _________________________________

         [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                                                [RAI logo]
                                                          Resource America, Inc.


                              FOR IMMEDIATE RELEASE
                              ---------------------


Contact: Pamela Schreiber
         Investor Relations
         Resource America, Inc.
         1521 Locust St. - 5th Floor
         Philadelphia, PA 19102
         (215) 546-5005
         (215) 546-5388 (facsimile)
                                                                     Page 1 of 2
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                RESOURCE AMERICA, INC. ANNOUNCES PLANS TO MAKE A
                        TENDER OFFER FOR ITS COMMON STOCK
                                    (AMENDED)

Philadelphia, PA--August 15, 2000--Resource America, Inc. (NASDAQ:REXI) (the "Company") today announced that its Board of Directors has authorized a "Dutch Auction" tender offer for up to 5 million shares, or approximately 21% of its outstanding common stock at an expected offer range of between $9 and $11 per share, subject to market conditions. Commencement of the proposed tender offer will be subject to completion of all regulatory filings. Executive officers and directors of the Company have indicated that they will not tender their shares in the offer.

Resource America intends to finance the repurchase with a portion of the proceeds of the sale of its small-ticket equipment leasing subsidiary, Fidelity Leasing, Inc., which was recently sold to European American Bank, a subsidiary of ABN AMRO Bank, N.V.

Edward E. Cohen, CEO of Resource America, stated "We will be making the offer to buy back our shares because we believe that our shares continue to be undervalued in the public market and that the offer is consistent with our long-term corporate goal of increasing shareholder value."

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF RESOURCE AMERICA'S COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY RESOURCE AMERICA'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT RESOURCE AMERICA WILL SEND TO ITS SHAREHOLDERS. SHAREHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. SHAREHOLDERS WILL BE ABLE TO OBTAIN COPIES OF THE OFFER TO PURCHASE, RELATED MATERIALS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S INTERNET ADDRESS AT HTTP://WWW.SEC.GOV WITHOUT CHARGE WHEN THESE DOCUMENTS BECOME AVAILABLE. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN COPIES OF THE OFFER TO PURCHASE, RELATED MATERIALS AND SCHEDULE T-O, AS FILED WITH THE COMMISSION, (EXCLUDING EXHIBITS) WITHOUT CHARGE FROM RESOURCE AMERICA, WHEN THESE DOCUMENTS BECOME AVAILABLE, BY WRITTEN OR ORAL REQUEST DIRECTED TO SECRETARY, RESOURCE AMERICA, INC., 1521 LOCUST STREET, PHILADELPHIA, PENNSYLVANIA 19102, TELEPHONE NUMBER 215-546-5005.

Resource America, Inc., operates businesses in energy, energy technology and real estate finance.